UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2024 (Report No. 6)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Registered Direct Offering

On March 20, 2024, NLS Pharmaceutics Ltd., or the Company, entered into a securities purchase agreement, or the Purchase Agreement, providing for the issuance in a registered direct offering of 7,000,000 common shares, par value CHF 0.02 per share, or the Common Shares, at a purchase price of $0.25 per share. The offering is expected to close on or about March 22, 2024, subject to the satisfaction of customary closing conditions and requirements under applicable law.

In addition, pursuant to the Purchase Agreement, the investors will receive unregistered warrants, or the Common Warrants, to purchase up to an aggregate of 3,500,000 Common Shares at an exercise of $0.25 per share in a concurrent private placement. The Common Warrants will be immediately exercisable upon issuance and will expire five years following the date of issuance.

The Purchase Agreement contains customary representations and warranties and agreements of the Company and the investors and customary indemnification rights and obligations of the parties. Pursuant to the Purchase Agreement, the Company has agreed not to enter into any agreement to issue or announce the issuance or proposed issuance of any Common Shares or Common Share equivalents for a period of 45 days following the closing of the offering, subject to certain customary exceptions. The Company has also agreed that from the date of the Purchase Agreement until one year after the closing date of the offering, the Company shall not enter into an agreement to effect any issuance by the Company or any of the Company’s subsidiaries of Common Shares or Common Share equivalents (or a combination of units thereof) involving a variable rate transaction.

The offering is expected to result in gross proceeds to the Company of $1,750,000. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes.

H.C. Wainwright & Co., LLC, or the Placement Agent, agreed to serve as the exclusive placement agent for the Company in connection with the above-described offering. The Company agreed to pay the Placement Agent a cash fee equal to 7.0% of the aggregate gross proceeds received for the securities sold in the offering. In addition, the Company has agreed to pay the Placement Agent a management fee equal to 1.0% of the gross proceeds received for the securities sold in the offering and $100,000 in accountable expenses. In addition, the Company agreed to issue to the Placement Agent or its designees the placement agent warrants, or the Placement Agent Warrants, to purchase up to an aggregate of 490,000 Common Shares (representing 7.0% of the Common Shares sold in the offering), which will have an exercise price equal to $0.3125 per share, and will be immediately exercisable from the date of issuance until the five year anniversary of the commencement of sales in the offering.

The Common Shares will be issued pursuant to a prospectus supplement, which will be filed with the Securities and Exchange Commission, or the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-262489), which was declared effective by the SEC on February 11, 2022.

The Common Warrants, the Placement Agent Warrants and the Common Shares underlying the Common Warrants and the Placement Agent Warrants are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended, or the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder. The investors have represented that they are accredited investors, as that term is defined in Regulation D, or qualified institutional buyers as defined in Rule 144(A)(a), and have acquired the Common Warrants, the Placement Agent Warrants and the Common Shares underlying the Common Warrants and the Placement Agent Warrants as principals for their own respective accounts and have no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The Common Warrants, the Placement Agent Warrants and the Common Shares underlying the Common Warrants and the Placement Agent Warrants have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Common Warrants, the Placement Agent Warrants and the Common Shares underlying the Common Warrants and the Placement Agent Warrants may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. The Company has agreed, as soon as practicable (and in any event within 60 calendar days of the effective date of the Purchase Agreement), to file a registration statement on Form F-1 providing for the resale by the purchasers named in the Purchase Agreement of the Common Shares issuable upon exercise of the Common Warrants.

This report shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summaries of the Purchase Agreement, the Common Warrants and the Placement Agent Warrants do not purport to be complete and are qualified in their entirety by reference to the form of Purchase Agreement, the form of Common Warrant and the form of Placement Agent Warrant, which are attached as Exhibits 10.1, 4.1 and 4.2 respectively, to this report and are incorporated herein by reference. The Opinion of Wenger Vieli AG, Swiss counsel to the Company and the pricing press release are attached as Exhibits 5.1 and 99.1, respectively, to this report and are incorporated by reference herein.

This report is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-262489, and 333-268690 and 333-269220), filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
4.1	Form of Common Warrant
4.2	Form of Placement Agent Warrant
5.1	Opinion of Wenger Vieli AG, Swiss counsel to NLS Pharmaceutics Ltd.
10.1	Form of Securities Purchase Agreement, dated March 20, 2024, by and between NLS Pharmaceutics Ltd. and the purchasers named therein
23.1	Consent of Wenger Vieli AG, Swiss counsel to NLS Pharmaceutics Ltd. (included in Exhibit 5.1).
99.1	Press Release titled: “NLS Pharmaceutics Announces $1.75 Million Registered Direct Offering”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: March 21, 2024	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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